UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Hillary B. Smith, Esq. Vice President, General Counsel and Secretary SuccessFactors, Inc. 1500 Fashion Island Blvd., Suite 300 San Mateo, CA 94404 (650) 645-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2011 and amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on December 22, 2011, Amendment No. 2 to Schedule 14D-9 filed with the SEC on December 27, 2011, Amendment No. 3 to Schedule 14D-9 filed with the SEC on January 11, 2012, Amendment No. 4 to Schedule 14D-9 filed with the SEC on January 13, 2012, Amendment No. 5 to Schedule 14D-9 filed with the SEC on January 17, 2012, Amendment No. 6 to Schedule 14D-9 filed with the SEC on January 19, 2012 and Amendment No. 7 to Schedule 14D-9 filed with the SEC on January 23, 2012 (as previously filed with the SEC, as amended the “Schedule 14D-9”) by SuccessFactors, Inc., a Delaware corporation (“SuccessFactors”), relating to the tender offer by Saturn Expansion Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share, of SuccessFactors (“Common Stock”) at a purchase price of $40.00 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on December 16, 2011, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 8. This Amendment No. 8 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the first paragraph under the caption entitled “Extension of the Offer Period”.

“The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on January 25, 2012, has been extended in accordance with the Merger Agreement until 5:00 p.m., New York City time on Wednesday, February 1, 2012 (unless further extended) because the parties have not yet received the CFIUS Approval, which is a condition to the Offer. Computershare Trust Company, N.A., the Company’s transfer agent, has indicated that, as of 5:00 p.m., New York City time, on January 25, 2012, 85,407,546 shares of Common Stock were issued and outstanding. American Stock Transfer and Trust Company, the Depositary for the Offer, has indicated that, as of 5:00 p.m., New York City time, on January 25, 2012, 65,315,600 shares of Common Stock (approximately 76.5% of the shares of Common Stock issued and outstanding) have been tendered into and not withdrawn from the Offer (including 4,001,130 shares of Common Stock tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase). The full text of the press release issued by SAP AG on January 26, 2012 announcing the Offer’s extension is filed as Exhibit (a)(5)(K) to the Schedule TO and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits.

Exhibit No.	Document
(a)(5)(K)	Press release issued by SAP AG on January 26, 2012 (incorporated by reference to Exhibit (a)(5)(K) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SuccessFactors, Inc.

By:	/s/ Bruce C. Felt, Jr.

Name:	Bruce C. Felt, Jr.

Title:	Chief Financial Officer

Date:	January 26, 2012

EXHIBIT INDEX

Exhibit No.	Document
(a)(5)(K)	Press release issued by SAP AG on January 26, 2012 (incorporated by reference to Exhibit (a)(5)(K) of the Schedule TO).

4